Deloitte LLP. 1 Place Ville Marie Suite 3000 Montreal QC H3B 4T9 Canada

Tel.: 514-393-7115 Fax: 514-390-4113 www.deloitte.ca

June 18, 2015

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs/Mesdames:

Clifton Star Resources Inc. – Change of Auditor Notice

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Clifton Star Resources Inc. dated June 17, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with all the statements contained therein.

Yours very truly,

(s) Deloitte LLP1

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1CPA auditor, CA, public accountancy permit No. A121501